Code of Business Conduct & Ethics Exhibit 99.1

CONTENTS Our Code of Business Conduct & Ethics 3 About the Code 4 Message from our President & Chief Executive Officer 5 Our values 6 Making the right decision 7 Speaking up & protection from retaliation 8 Our values & our community 9 Our safety culture 10 Sustainability 12 Inclusion & diversity 13 Respectful workplace 14 Community engagement 15 Our commitment to fair dealing 16 Third-party engagement 17 Securities trading & public disclosure 17 Fair dealing & competition 18 Bribery, corruption & sanctions 18 Responsible communication 19 Our assets are key 20 Using & protecting our assets 21 Protecting sensitive information 22 Privacy & personal information 22 Records 23 Financial reporting & internal controls 23 Fraud & other irregularities 24 Your duty to Cenovus 25 Conflicts of interest 26 Gifts & entertainment 26 Political & lobbying activities 27 Compliance with the Code 28 Compliance with the Code 29 Compliance with the law 29 Waivers & amendments 29 OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

OUR CODE OF BUSINESS CONDUCT & ETHICS The Code provides staff with the tools and principles needed to act in accordance with our values. About the Code 4 Message from our President & Chief Executive Officer 5 Our values 6 Making the right decision 7 Speaking up & protection from retaliation 8 OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

ABOUT THE CODE Cenovus’s Code of Business Conduct & Ethics (the Code) is an expression of our purpose and values and is endorsed by the Board of Directors, our highest level of governance. It has been designed to provide staff (i.e., employees and contractors) with the tools and principles needed to conduct business in a safe, legal and ethical manner, and helps us integrate environmental, social and governance considerations into our business plans. Although the Code provides the basic guidance needed to help staff conduct themselves appropriately, ethical situations can be challenging, and the Code may not address every situation you encounter in your daily work. When in doubt, ask for guidance from your leader or the subject matter experts who own the related policies and standards. Annual acknowledgment The Code applies to everyone working on behalf of Cenovus in all locations where we conduct business. Each year, all staff and directors are asked to review the Code, confirm they understand their responsibilities and commit to the Code requirements. Cenovus suppliers should review the Code and align with the principles and guidance it provides. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

MESSAGE FROM OUR PRESIDENT & CHIEF EXECUTIVE OFFICER At Cenovus, how we work is just as important as the results we achieve. We understand the choices we make every day can have lasting impressions on our people, communities, stakeholders and the environment. That’s why our values of protect what matters, do it right, make it better and do it together guide our decisions and actions. The Code puts these foundational values into practice, supporting our culture and clearly outlining our expectations for safe, ethical and legal behaviour. We expect everyone who works for us to adhere to the guidance the Code provides and speak up when something isn’t right. By doing your part, you’ll help us build on our commitment to conducting business the right way, everywhere we live and work. Jon McKenzie President & Chief Executive Officer “ We expect everyone who works for us to adhere to the guidance the Code provides and speak up when something isn’t right.” OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

OUR VALUES Safety will always be our top value. We care about each other, our communities and the environment. We are one team. Together we win, grow and celebrate. We’re determined to be successful through inclusivity, trust and empowerment. Performance matters, and we always look for opportunities to improve. We make decisions with a sense of urgency and pivot to meet changing needs. We don’t shy away from hard work or difficult conversations. Accountability is vital, and how we achieve results makes a difference. We listen, respect and value diversity. We are transparent and act with integrity. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

MAKING THE RIGHT DECISION Making ethical decisions requires good judgment and business integrity. Consider the following questions: Is it safe? Is it legal? Does it reflect the Code and our policy and standard expectations? Does it support our values? Could it benefit Cenovus’s reputation or relationship with stakeholders? Would it feel right if everyone knew of my decision? If your answer to all these questions is yes, you’re on the right track. If you answer no, or even maybe, to any of these questions, stop and ask for advice. Talk to your leader or the subject matter experts who own the applicable policies and standards. It’s sometimes difficult to anticipate what impact, if any, a decision or behaviour may have on Cenovus’s reputation or relationships. When making business decisions, always assume your choices could have an impact on our community and stakeholders or be broadly visible through traditional or social media. You’re expected to demonstrate integrity in your day-to-day actions and decision making. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

SPEAKING UP & PROTECTION FROM RETALIATION We want you to feel comfortable speaking up about violations or potential violations of the Code, or our other policy documents, without fear of retaliation. Cenovus’s investigative process is independent, objective and confidential. Retaliation may include, but isn’t limited to, prying questions, intimidation, veiled threats, avoidance, excluding individuals from relevant meetings, not providing development opportunities, or actions that may be harmful to an individual’s reputation or career. Retaliation is considered a violation of the Code and reported allegations will be investigated in accordance with our Investigations Standard. Protection from retaliation is extended to anyone who comes forward in good faith to report a concern about a breach or who may participate in reviews and investigations. If you think you or someone you know has been retaliated against for raising an issue, speak up using the available resources. Integrity Helpline Our Integrity Helpline is operated by a third-party company and provides an anonymous option for you to report concerns and ask questions about any potential ethical issue or workplace concern, such as harassment, inappropriate behaviour, financial and non-financial fraud or unsafe work practices. You can submit your question or concern 24/7 by: Submitting an online Integrity Helpline report. Phoning the number for your location: » Canada and the U.S.: 1.877.760.6766. » Hong Kong: 800.93.2266 followed by 833.373.0844. » Indonesia: 001.801.10 followed by 833.373.0844. » Northern China: 108.888 followed by 833.373.0844. » Southern China: 10.811 followed by 833.373.0844. Other internal resources available to you include: Your leader or Cenovus representative. Enterprise Compliance team. Investigations Committee. Legal team. Privacy Officer. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

OUR VALUES & OUR COMMUNITY Our values apply beyond our offices and operations. Our safety culture 10 Sustainability 12 Inclusion & diversity 13 Respectful workplace 14 Community engagement 15 OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

OUR CODE OF BUSINESS CONDUCT & ETHICS | OUR VALUES & OUR COMMUNITY | OUR COMMITMENT TO FAIR DEALING | OUR ASSETS ARE KEY | YOUR DUTY TO CENOVUS | COMPLIANCE WITH THE CODE

OUR SAFETY CULTURE

At Cenovus, safety is our top value and the safety of our people, the community and the environment is always at the forefront. Our goal is to be significant incident and injury free and a sustained top-quartile performer in process and occupational safety against industry benchmarks.

To achieve these outcomes, we have a clear safety strategy to ensure we're always working to become a proactive safety culture, one underpinned by our values, safety behaviours and safety commitments.

Our Fit for Duty Policy outlines Cenovus's expectations regarding fitness for duty and how Cenovus will enforce those expectations.


8

EIGHT SAFETY COMMITMENTS

Our eight safety commitments, contained within our Safety Policy, outline the attitudes and behaviours we expect to see from anyone who works with us and for us. They empower workers to speak up if they feel the work they're asked to do is unsafe.

1. Our work is never so urgent or important that we cannot take time to do it safely.
2. All injuries are preventable.
3. Everyone is obligated to refuse and/or stop unsafe work.
4. Everyone is obligated to raise concerns about the hazards seen.
5. All levels of supervision are accountable for safety performance.
6. Employee and contractor commitment is essential to safety performance.
7. Excellence in safety leads to excellence in business.
8. Safety attitude off the job is as important as on the job.

Committed leaders. We're all competent, accountable safety leaders who coach others and make it safe to speak up. Risk minded. We manage risks by staying vigilant and verifying the health of our controls. Always learning. We're always learning, questioning and sharing to gain deeper understanding and take action to avoid repeat events. Engaged partners. We partner with our contractors and empower staff to find solutions together. OUR SAFETY BEHAVIOURS Our safety behaviours demonstrate how we embed our values into our everyday actions at our worksites and when planning and completing work. Each behaviour is rooted in well-researched best practices that all strong, proactive safety cultures have at their core. Life Saving Rules Our Life Saving Rules Program helps us manage the risks associated with business activities on a day-to-day basis. The rules are recommended by Energy Safety Canada and the International Association of Oil & Gas Producers, and are used by many of our industry peers. This alignment helps us come together under a common set of expectations everyone can follow at all our worksites. The Life Saving Rules are a key component of our safety culture, our value to protect what matters and our journey to become a top-quartile safety performer. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

SUSTAINABILITY We strive to embed sustainability into the way we do business. This means creating a safe and inclusive workplace, investing in and partnering with local and Indigenous communities, and working to reduce our greenhouse gas emissions and minimize our impact on the environment. We believe striking the right balance between environmental, economic and social considerations generates strong business results and creates shareholder value. See our Inclusion & Diversity Strategy, Indigenous Relations Policy, Sustainability Policy, Air Emissions Management Standard, Land & Biodiversity Standard and Water Stewardship Standard for more details. Governance We recognize the importance of robust governance for driving sustainable operations. Our governance structure includes Board of Director and executive oversight as well as accountability to specific groups and cross-functional teams within the company. Our sustainability policies and standards outline the expectations we have for staff and guide how we do our work and manage risk. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

INCLUSION & DIVERSITY An inclusive and diverse workplace, where everyone feels a sense of belonging because they’re valued, respected and heard, benefits our people and company, and the regions where we live and work. We embrace diversity of thought, experience and background, and strive for a collaborative environment where everyone feels physically and psychologically safe, can be themselves and thrive. Through this approach and our commitment to ensuring everyone is treated fairly, we believe we have the ability to solve challenges, seize opportunities and unlock innovative solutions. See our Inclusion & Diversity Strategy for further information. Defining inclusion & diversity Inclusion is diversity in action. It’s about creating an environment where individuals feel valued and connected, regardless of their differences. Diversity is the variety of people and ideas within an organization. It’s all the ways in which individuals differ — both seen and unseen attributes that make each of us unique. Psychological health & well-being We’re committed to taking an integrated and holistic approach to staff well-being. By actively preventing harm, protecting and promoting positive well-being and offering meaningful supports, we enable staff to contribute their best work and thrive both within and outside of the workplace. Review our health and well-being summary to understand what resources and support options are available to help you maintain a healthy body, well mind and balanced life. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

RESPECTFUL WORKPLACE Creating an environment where everyone gives respect and can expect to receive it in return — an environment that’s free from harassment and discrimination — is a company priority. Behaviour and actions that don't support this will not be tolerated at Cenovus. Violence and harassment are considered workplace hazards, just like other health and safety hazards, and should be reported. See our Workplace Violence & Harassment Prevention Standard for further information. Workplace violence Workplace violence includes attempted or actual threatening conduct by a person that causes or is likely to cause physical or psychological harm, including physical acts or threatening behaviour. However, violence isn’t just physical (i.e., touching, hitting, poking, grabbing, etc.), and can include behaviours such as threats or displays of extreme anger. Workplace harassment Workplace harassment includes unwelcome or objectionable conduct, bullying, comments or actions, whether intentional or not, that someone knows, or reasonably should know, would cause another person to be humiliated or intimidated. Expect Respect We use our Expect Respect campaign to support our commitment to creating a respectful workplace culture and to help ensure everyone understands our expectations and how to report inappropriate behaviour. Expect Respect means: Feeling physically and psychologically safe at work. Speaking up if you see something that doesn’t align with our policies or standards. Following our values. Human rights We’re committed to fostering an environment where human rights are respected. We recognize the fundamental importance of human rights and support the spirit and intent of human rights legislation. For more information, see our Human Rights Policy and annual Modern Slavery Report. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

COMMUNITY ENGAGEMENT We respect the communities where we work and take pride in developing long-term, mutually beneficial and trusting relationships. To achieve this, we help provide business, employment and social investment opportunities, along with other benefits so that our local community and Indigenous partners can experience positive impacts from being our neighbour. See our Indigenous Relations Policy, Social Investment Standard, Cenovus Cares: Giving & Volunteering Program guideline and our staff fundraising guideline for details. Social investment We understand that we play an important role in helping to address some of society’s biggest challenges and are committed to making social investments — financial and beyond — to make people’s lives better. To achieve this, we partner with organizations and mobilize our employees through Cenovus Cares, our Employee Giving & Volunteering Program. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

OUR COMMITMENT TO FAIR DEALING When we conduct business, we behave lawfully, ethically, honestly and with respect and integrity — and we expect anyone who works for us or with us to do the same. Third-party engagement 17 Securities trading & public disclosure 17 Fair dealing & competition 18 Bribery, corruption & sanctions 18 Responsible communication 19 OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

THIRD-PARTY ENGAGEMENT Our suppliers enhance our competitiveness, resiliency and sustainability, but never at the expense of our values or reputation. Our Supply Chain Management team supports sourcing, contracting and post-award activities, and manages our supplier relationships. Contact our Supply Chain Management team and review our Supply Chain Management Policy for more information. We purchase goods and services from qualified suppliers based on fair, objective criteria, including safety, quality, service offerings and price. Our commercial strategies and associated agreements are driven by our need to manage our risks, achieve security of supply, support our sustainability goals and maximize value for Cenovus, while being true to our values and commitments. See our Supplier Code of Business Conduct for more information. SECURITIES TRADING & PUBLIC DISCLOSURE We recognize the importance of protecting our company, shareholders and the financial markets against the improper use of inside information. Securities laws require timely and accurate disclosure of certain information and events, including, but not limited to, financial results, future business plans, acquisition or divestiture activities, and changes in our operations or plans that have the potential to impact investment decisions. For staff in possession of non-public, material information, trading in Cenovus securities may only occur after such material information (e.g., our quarterly or year-end financial results) is fully disclosed to the public and a reasonable period of time has passed. Staff, their relatives, friends or associates are prohibited from taking advantage of, or benefiting from, potentially material non-public information obtained at work. See our Policy on Disclosure & Employee Trading and Restricted Trading & Insider Standard for further information. Blackout periods We maintain the confidentiality of our business information and abide by regularly scheduled blackout periods to maintain public confidence in the securities’ regulatory system. Blackout periods start on the fifteenth day prior to the proposed release of the quarterly or year-end financial results or budget information, and end one full trading day after financial results or budget information are publicly disclosed. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

FAIR DEALING & COMPETITION Cenovus competes fairly and honestly in the markets in which we operate. We don’t interfere or attempt to interfere with the normal operation of markets through any means such as agreements that restrict competition via collusion, manipulation, concealment, abuse of information, misrepresentation or any other unfair-dealing or deceptive practices. Sharing competitively sensitive information, such as prices, suppliers or marketing or production objectives, may contribute to or constitute anti-competitive activity. Competitively sensitive information about Cenovus must be guarded carefully and staff must avoid obtaining competitively sensitive information about our competitors, unless done legally and ethically, and for approved purposes. You must never misrepresent yourself or Cenovus to obtain competitors’ sensitive information or use this information if ever obtained in error. See our Competition & Antitrust Law Compliance Standard for more information. BRIBERY, CORRUPTION & SANCTIONS Fostering positive business relationships is important to Cenovus’s success, and we must be mindful of the legal and ethical boundaries with respect to where, what and who we do business with. We don’t tolerate soliciting, accepting or paying bribes, kickbacks or other illicit or improper payments for any purpose, particularly when public officials are involved. We also don’t do business with individuals or entities or within jurisdictions that are prohibited under sanction or embargo laws. See our Trade Compliance Standard and the Anti-Bribery, Anti-Corruption & Anti-Money Laundering Standard, or contact our Legal or Government Affairs teams for more information. Competition laws It’s your responsibility to comply with competition laws and you’re expected to: Read and understand our Competition & Antitrust Law Compliance Standard. Participate in compliance training, as required. Avoid conduct that may violate or appear to violate competition laws. Seek guidance from subject matter experts if uncertain as to whether any action could violate any competition laws. Report any possible violations of any competition laws. Screening We screen all our suppliers and counterparties to determine whether there’s risk in doing business with them. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

RESPONSIBLE COMMUNICATION Communicating with the public Cenovus regularly communicates with the public. The purpose of those communications varies, including being transparent about our operations and relationships with communities, and meeting our public disclosure obligations such as our quarterly and year-end financial statements. Regardless of the type of communication, our information must be purposeful, contextual, appropriate to the circumstances and, where appropriate, meet applicable legal and regulatory requirements. Only a few designated staff have been identified to communicate on behalf of Cenovus, whether to the media, members of the investment community or the general public. Unless you’re an authorized spokesperson, don’t represent yourself as a Cenovus spokesperson or communicate non-public Cenovus information. See our Policy on Disclosure & Employee Trading for more information. Speaking engagements Communicating with the public isn’t limited to Cenovus’s official communications. If your personal activities and comments outside of work could reasonably be confused with your Cenovus role or function, always make it clear you aren’t representing Cenovus’s interests or views. If you receive a request or would like to make a public presentation (in person, remotely, via social media, on a website or through a published article) or submit a technical paper, follow the approval process for external speaking engagements. Social media Social media is present throughout our personal lives and is used by Cenovus as part of our external communications strategy. While we encourage staff to share Cenovus’s stories and their pride in Cenovus and our industry online, you must avoid discussing non-public company matters on social platforms and must never represent your views as those of Cenovus. See our Social Media Standard for guidance on the use of social media and what’s permitted at Cenovus. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

OUR ASSETS ARE KEY We take care to protect our physical, digital and other company assets. Using & protecting our assets 2 1 Protecting sensitive information 22 Privacy & personal information 22 Records 23 Financial reporting & internal controls 23 Fraud & other irregularities 24 OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

USING & PROTECTING OUR ASSETS Cenovus staff and directors may have access to, or be provided with, company assets to do their job efficiently and effectively. These assets include, without limitation, facilities, equipment, tools, materials, computers, mobile devices, supplies, company-owned tickets, credit cards, data and information systems, network environments, cloud services, corporate opportunities and company funds. Everyone is obligated to protect Cenovus’s assets and use them in accordance with our policies, standards, processes and guidelines. Acceptable use of IT resources Although Cenovus provides information technology resources for business purposes, reasonable personal use of some assets, such as computers, phones, mobile devices, copiers, printers, email and the internet, is permitted, provided it doesn’t interfere with your work duties. Accessing, viewing, saving or sending inappropriate materials using company resources is strictly prohibited. See our Acceptable Use of Information Technology Standard for more detail. Data is an asset At Cenovus, data is an asset requiring proper management, trust and governance. Data, like any other asset, has a lifecycle and belongs to the entire company, not any single team or individual. While protecting our data is paramount, we also leverage it to drive excellence and innovation across our organization. Effective stewardship and oversight are crucial, with individuals held accountable for its appropriate use. Clear ownership ensures data is used effectively and protected. See the Data & Information Management Policy and Records & Information Management Standard for further information. Monitoring Cenovus reserves the right to monitor, inspect or search our information systems and devices, including all information and communications accessed, created, transmitted or stored using Cenovus’s systems, assets or information resources. Artificial intelligence We leverage artificial intelligence (AI) to drive business innovation, enhance process efficiencies and elevate the quality and speed of our work. However, AI must be used responsibly and ethically. This capability demands careful evaluation and ongoing monitoring to ensure its use aligns with our values. Transparency, accountability and human oversight are required, including proper disclosure when output isn’t directly vetted by a person. For more information, refer to the Artificial Intelligence Standard. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Information classification Our classification system can assist you in correctly identifying what information is sensitive and needs extra protection. This is key as we apply protection parameters based on this classification. PROTECTING SENSITIVE INFORMATION Securing sensitive Cenovus information is vital for our reputation and competitive edge. For the purposes of the Code, sensitive information includes all non-public information, including all Cenovus internal information. If sensitive information is disclosed externally or is otherwise compromised, it could be harmful to Cenovus, our staff, suppliers, shareholders and other stakeholders. Sensitive Cenovus information may relate to Cenovus sites, assets, business, projects, operations, financial or legal matters, planning and strategic activities, possible or actual acquisition and divestiture transactions, other commercial activities, personal information, any proprietary information, new or innovative technologies, or other intellectual property. Whether you’re working in the office, at our field sites or remotely, everyone is obligated to protect Cenovus’s information through proper controls, including secure storage, passwords and codes, secure transmission and physical safeguarding of devices. Sensitive information should be destroyed securely, including deletion or shredding. Suppliers and stakeholders regularly provide Cenovus with their sensitive information, and we must not personally benefit from that information. It’s important to observe any legal or contractual limitations of using non-Cenovus sensitive information and protect this information as you would Cenovus’s. Certain jurisdictions have laws regarding the disclosure of trade secrets or confidential information. Cenovus will comply with such laws. PRIVACY & PERSONAL INFORMATION Cenovus handles personal information with great care and respects the privacy rights of individuals. We collect, use, store and disclose personal information about staff, suppliers and other third parties for the purposes of managing employment or contract relationships, and for conducting our business. If you have access to personal information in your role, it’s your responsibility to collect, store, use, disclose and protect it in accordance with Cenovus’s policies and applicable laws. See our Privacy Policy and Staff Personal Data Privacy Standard for further details on our commitment to maintaining staff and stakeholder privacy. Privacy impact assessment At Cenovus, our privacy impact assessment process is a critical safeguard. It ensures we meet privacy due diligence requirements by identifying the impacts of our programs and activities on an individual’s privacy, empowers informed decision making, proactively mitigates risks and demonstrates our commitment to privacy and accountability. By addressing privacy concerns early, we protect our reputation and the trust we’ve established with our staff and stakeholders. Keeping Cenovus information secure and protected is important, and it’s also necessary to maintain our reputation and competitive advantage. Our Information Security Policy outlines the actions we must take. Find out more on how to classify, secure, properly manage and destroy information in our Data & Information Management Policy, Information Security Classification Standard and Records & Information Management Standard. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Information management The lifecycle of records and information is based on the idea that information is less relevant or useful as time passes. It’s important to manage information from creation through to destruction in a comprehensive and disciplined way, supporting timely access to accurate and available information. RECORDS Accurate and complete records are necessary for the management of our business. They’re vital for good decision making, let us effectively conduct our activities and operations, allow us to understand and manage our rights and responsibilities in relationships with staff, stakeholders and governments and provide evidence of our compliance with our obligations. It’s not just financial records that need to be accurate and complete. Information related to our assets, activities, transactions, people, rights, obligations, operations, marketing, the environment, health and safety, training, human resources and other matters must be recorded accurately and appropriately. See our Data & Information Management Policy and Records & Information Management Standard for details. Staff responsible for preparing or providing information for our public disclosures must do so honestly, accurately and in compliance with Cenovus disclosure controls and procedures. See our Delegation of Authority Standard and the Corporate Credit Card & Expense Standard for details. Subject to legal consultation, staff, with the appropriate authority, are expected to cooperate with all requests for financial information from government or regulatory agencies, and cooperate fully with government and compliance audits or investigations. If you learn of a pending investigation or audit, contact our Legal team. Upon request, you must make relevant information fully available to Cenovus auditors, the Board of Directors or the Audit Committee of the Board of Directors. Financial integrity We maintain financial integrity by complying with applicable legal and regulatory requirements and our policies and procedures, and by ensuring the completeness and correctness of our records. Accuracy and transparency are paramount. Any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls should be communicated. See the Speaking up & protection from retaliation section for contacts. FINANCIAL REPORTING & INTERNAL CONTROLS Financial integrity is fundamental to our business and helps us maintain the trust and confidence we’ve built with shareholders, governments, suppliers, staff and other stakeholders. We’re committed to providing fair, accurate, complete, timely and understandable financial disclosure in the reports we create and the documents we disclose publicly and file with regulatory authorities. Ensuring accurate and complete financial records is everyone’s responsibility, not just the role of accounting and finance staff. Accurate recordkeeping and reporting reflects on our reputation and credibility, ensures we meet our legal and regulatory obligations and is critical for making strategic decisions. This means we: Ensure financial documents and records are prepared in compliance with legal and regulatory requirements and in accordance with generally accepted accounting principles. Adhere to spending limits, deadlines, documented approval and decision rights, and process requirements. Record financial transactions in a timely, complete and accurate manner. Never knowingly falsify records, accrue to meet budget or distort the nature of a transaction. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Fraud examples Billing for non-existent work or equipment. Inappropriate or unapproved standby charges. Falsely claiming mileage, time or expenses. Falsely claiming medical expense refunds. Theft of materials. Destruction, removal or inappropriate use of company assets. Hiding or falsifying relationships to gain a benefit, financial or otherwise. FRAUD & OTHER IRREGULARITIES Fraud is any act that results in an actual benefit, or an attempt to gain a benefit, through deceit, dishonesty, concealment or violation of trust, and can violate applicable civil and criminal laws. It may include knowing misuse, or knowing attempt to misuse, a company asset or your role in the company for personal gain or purposes unrelated to company business. This can include theft, misappropriation of funds, supplies, resources, time, equipment or other assets, or a misstatement of information or records for gain or benefit. Staff and directors of Cenovus must not under any circumstances falsify information, including expenditures or worktime, misappropriate Cenovus funds, misuse Cenovus property, information or other Cenovus assets for personal benefit, or knowingly assist other individuals to do so. Suspected incidents of fraud or theft should be immediately reported to the Integrity Helpline or the Investigations Committee and may be referred by Cenovus to appropriate authorities. Suppliers should refer to our Supplier Code of Business Conduct for specific guidance. Our Fraud Risk Management Program outlines Cenovus’s expectations and commitment to high integrity and ethical values regarding managing fraud risk. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

YOUR DUTY TO CENOVUS Accountability is vital. You’re expected to do it right by acting in a lawful manner, with integrity and in the best interest of Cenovus. Conflicts of interest 26 Gifts & entertainment 26 Political & lobbying activities 27 OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

CONFLICTS OF INTEREST Conflicts of interest, or even the appearance of a conflict of interest, can negatively affect Cenovus’s business and reputation. A conflict of interest is a situation where a personal interest influences, or has the potential to influence, the ability of an individual to act in Cenovus’s best interests. Staff and directors must be aware of conflicts of interest, including situations that could result in, or could be perceived to result in, a conflict of interest. Conflicts may exist when: You or your relative or close personal friend receive, or have the potential to receive, financial or some other benefit as a result of your position with Cenovus. You have the opportunity to influence Cenovus’s decision making in a manner that results in, or may result in, personal gain or advantage for yourself, a relative or close personal friend. You have an existing or potential financial or other interest which impairs, or might appear to impair, your judgment in carrying out your responsibilities to Cenovus. GIFTS & ENTERTAINMENT The value and frequency of giving and accepting gifts may influence, or appear to influence, your ability to make objective business decisions. When receiving or offering gifts, entertainment or other personal benefits, you must be aware of the line between ethical and unethical actions. Gifts can be anything of value offered or received. Entertainment includes invitations or tickets to events, such as sports, recreational or cultural activities or venues, as well as any associated meals, refreshments, accommodations or travel. See our Gift & Entertainment Standard for details. Disclosure You’re expected to disclose any actual, potential or perceived conflicts of interest you encounter, helping ensure we’re working in the best interests of Cenovus. If you’re unsure if you have a conflict, read our Conflicts of Interest Standard and discuss it with your leader or Cenovus representative. The employment of relatives of Cenovus staff can create potential, actual or perceived conflicts of interest. See our employment of relatives procedure for more information. Compliance criteria It’s your responsibility to make sure gifts and entertainment given or received: Have a valid business purpose and are occasional, reasonable and appropriate. Are properly tracked and recorded. Don’t influence decision making or have the ability to gain an improper business advantage. Are vetted with our Government Affairs teams where public officials are involved. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Lobbying examples You could be lobbying if you: Research and write submissions and reports. Set up or attend meetings and events with government. Communicate with government by letter, email, phone or in person. Seek changes to or attempt to influence the drafting of a bill, legislation, regulation, policy, program, directive or guideline. Attempt to accelerate a government approval process. Apply for, receive or influence the awarding of a grant, financial benefit or contract. Participate in industry associations or organizations that communicate with government. Any time you lobby, our Government Affairs teams need to report that activity to the appropriate provincial, state or federal authority. POLITICAL & LOBBYING ACTIVITIES Cenovus engages in political and lobbying activities that are legal and transparent, and in compliance with applicable lobbying and election laws and reporting requirements. We respect the political process and may make financial contributions to political parties, committees and their representatives in jurisdictions where we conduct business and where such contributions are allowed by law. Our Government Affairs teams must approve all company-related political contributions, following internal policy. Lobbying is an important part of our business and ensures public officials are given the information necessary to make balanced decisions. It’s important our Government Affairs teams are made aware of any communication staff have, or plan to have, in their business capacity with public officials, so they can determine if lobbying is taking place. You may be individually involved in political activities, provided you undertake these activities on your own behalf and time, you don’t use any company resources (including email), you don’t endorse or appear to endorse a party or candidate on behalf of Cenovus and contributions made to a political party or candidate aren’t reimbursed by Cenovus. If in doubt, contact our Government Affairs or Legal teams for clarification. Our lobbying and public advocacy aligns with our corporate objectives, strategy, targets and ambition. See our Government Relations Standard for further information. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

COMPLIANCE WITH THE CODE We recognize that to deliver consistent, long-term shareholder value we must operate in a responsible manner that maintains and enhances our reputation. Compliance with the Code 29 Compliance with the law 29 Waivers & amendments 29 OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

COMPLIANCE WITH THE CODE Violations of the Code may result in disciplinary action up to and including termination of employment or service contract. Where a related Cenovus policy or standard exists and provides further details or definition, this Code and the policy or standard shall be interpreted together, and the highest standard shall prevail. In cases where local or international law is violated, Cenovus may have a responsibility to involve appropriate authorities or agencies. COMPLIANCE WITH THE LAW The Code isn’t meant to outline all laws with which we must comply. Rather, it’s a resource to help staff adhere to our values while conducting business on our behalf. We must also be aware of Cenovus’s compliance obligations under applicable legal and regulatory frameworks in all jurisdictions in which we operate, while still upholding our commitment to our values. Nothing in this Code is intended to or should be interpreted as having an impact on your rights or obligations under applicable laws in your jurisdiction. WAIVERS & AMENDMENTS Waivers of the Code may be granted to staff in limited, exceptional circumstances. Any waiver for directors may only be made by the Board of Directors. Waivers and amendments will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange. What’s expected The Code doesn’t reference all policy documents, but they apply and you’re expected to read, understand and abide by them, as well as any laws, rules and regulations that apply to your role. OUR CODE OF BUSINESS CONDUCT & ETHICS OUR VALUES & OUR COMMUNITY OUR COMMITMENT TO FAIR DEALING OUR ASSETS ARE KEY YOUR DUTY TO CENOVUS COMPLIANCE WITH THE CODE CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Address: 225 6 Ave SW, PO Box 766, Calgary, AB, Canada T2P 0M5 Telephone: 403.766.2000 Toll free in Canada and the U.S.: 1.877.766.2066 www.cenovus.com Publication: October 2024